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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VIA NET.WORKS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE US$0.001 PER SHARE

(Title of Class of Securities)

925912107

(CUSIP Number)

Reachtown Limited
45 Ealing Road
Wembley, Middlesex HA0 4BA
United Kingdom
Attn: Oleg Tscheltzoff

with a copy to:

Dechert LLP
2 Serjeants’ Inn
London EC4Y 1LT
United Kingdom
Attn: Douglas L. Getter, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 925912107

1.	Name of Reporting Person: Reachtown Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,854,315

		8.	Shared Voting Power: 4,854,315

		9.	Sole Dispositive Power: 4,854,315

		10.	Shared Dispositive Power: 4,854,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,854,315

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%

14.	Type of Reporting Person (See Instructions): CO

*      The calculation of the foregoing percentage is based on the 60,234,651 shares of voting common stock issued and outstanding. This number represents the sum of (i) 56,053,988 shares of voting common stock of the issuer outstanding as of May 20, 2005 as set forth in the issuer’s Form 10-Q, as amended, for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2005 and (ii) 4,180,663 shares of voting common stock of the issuer issued to Reachtown Limited on June 14, 2005.

CUSIP No. 925912107

1.	Name of Reporting Person: Waco Services Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,854,315

		8.	Shared Voting Power: 4,854,315

		9.	Sole Dispositive Power: 4,854,315

		10.	Shared Dispositive Power: 4,854,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,854,315

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%

14.	Type of Reporting Person (See Instructions): CO

*      The calculation of the foregoing percentage is based on the 60,234,651 shares of voting common stock issued and outstanding. This number represents the sum of (i) 56,053,988 shares of voting common stock of the issuer outstanding as of May 20, 2005 as set forth in the issuer’s Form 10-Q, as amended, for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2005 and (ii) 4,180,663 shares of voting common stock of the issuer issued to Reachtown Limited on June 14, 2005.

CUSIP No. 925912107

1.	Name of Reporting Person: White Plains Enterprises Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,854,315

		8.	Shared Voting Power: 4,854,315

		9.	Sole Dispositive Power: 4,854,315

		10.	Shared Dispositive Power: 4,854,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,854,315

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%

14.	Type of Reporting Person (See Instructions): CO

*      The calculation of the foregoing percentage is based on the 60,234,651 shares of voting common stock issued and outstanding. This number represents the sum of (i) 56,053,988 shares of voting common stock of the issuer outstanding as of May 20, 2005 as set forth in the issuer’s Form 10-Q, as amended, for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2005 and (ii) 4,180,663 shares of voting common stock of the issuer issued to Reachtown Limited on June 14, 2005.

SIGNATURES
EXHIBIT INDEX
EX-99.7.1: DIRECTORS AND EXECUTIVE OFFICERS
EX-99.7.2: JOINT FILING AGREEMENT

Item 1:	Security and Issuer.

This Schedule 13D relates to the beneficial ownership of voting common stock, par value US$0.001 per share (the “Common Stock”) of Via Net.Works, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at H. Walaardt Sacrestraat 401-403, 1117 BM Schipol, Amsterdam, The Netherlands.

Item 2:	Identity and Background.

(a), (b) & (c). Reachtown Limited (“Reachtown”) is a company organized under the laws of the United Kingdom which is engaged in the business of providing consulting services to the technology industry and operating as a holding company for its shareholders and has its principal office address at 45 Ealing Road, Wembley, Middlesex HA0 4BA, United Kingdom. Reachtown is a subsidiary of Waco Services Limited (“Waco”) and White Plains Enterprises Limited (“White Plains”).

Waco is a company organized under the laws of Cyprus which is engaged in the business of operating as a holding company for its shareholders, and has its principal office address at 82A Makariou III Avenue, 3rd Floor, PO Box 20695, Nicosia, Cyprus 1662. Other than its directors and shareholders, there are no persons controlling or ultimately in control of Waco.

White Plains is a company organized under the laws of Cyprus which is engaged in the business of operating as a holding company for its shareholders, and has its principal office address at 82A Makariou III Avenue, 3rd Floor, PO Box 20695, Nicosia, Cyprus 1662. Other than its directors and shareholders, there are no persons controlling or ultimately in control of White Plains.

Reachtown, Waco and White Plains are collectively referred to herein as the “Reporting Persons,” and individually as a “Reporting Person.”

The name, present principal occupation or employment and business address of each director of the relevant Reporting Persons is set forth in Exhibit 7.1 hereto and is incorporated by reference herein. None of the Reporting Persons has appointed or otherwise retained the services of any executive officer.

(d) & (e). The Reporting Persons have not, within the last 5 years, nor to the knowledge of the Reporting Persons, have any of their directors been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f). Reachtown is a company organized under the laws of the United Kingdom. Waco and White Plains are companies organized under the laws of Cyprus. The directors of Reachtown Limited are citizens of France. The director of each of Waco and White Plains is a citizen of Cyprus.

Item 3:	Source and Amounts of Funds or Other Consideration.

On June 14, 2005, the Issuer issued 4,180,663 shares of Common Stock to Reachtown. The shares of Common Stock were issued to Reachtown in satisfaction of an earn-out provision set forth in the Share Purchase Agreement dated January 28, 2004, by and among the Issuer, Via Net.Works Holdco, Inc. and Reachtown (the “Share Purchase Agreement”), pursuant to which the Issuer acquired 100 percent of the issued and outstanding shares of each of Amen Limited, Agence Des Medias Numériques S.A.S. and Agencia De Média Numerica España, S.L (the “Amen Transaction”). In connection with the Amen

Transaction, the Issuer paid Reachtown €6 million in cash and issued 673,652 shares of Common Stock on January 28, 2004.

Item 4:	Purpose of Transaction.

The Common stock was acquired by the Reporting Persons in connection with the Amen Transaction.

The Reporting Persons expect that they will continue to evaluate regularly their ownership of Common Stock and, depending on the results of any such future review, they may decide to alter their strategy in respect of their ownership of such Common Stock, and accordingly may increase or reduce their interest in the Issuer.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional Common Stock, or the disposition of Common Stock;

     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer’s business or corporate structure;

     (g) Any changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of common stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of common stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5:	Interest in Securities of the Issuer.

     (a) - (b). Based on information disclosed by the Issuer, the Issuer has 56,053,988 shares of Common Stock issued at outstanding as of May 20, 2005. In addition, the Issuer issued 4,180,663 shares of Common Stock to Reachtown on June 14, 2005. Reachtown directly beneficially owns 4,854,315 shares of Common stock representing 8.1% of the Common Stock. Reachtown has shared voting and investment power with respect to such shares of Common Stock. Waco indirectly beneficially owns 4,854,315 shares of Common Stock representing 8.1% of the Common Stock. Waco has shared voting and investment power with respect to such shares of Common Stock. White Plains indirectly beneficially owns 4,854,315 shares of Common Stock representing 8.1% of the Common Stock. White Plains has shared voting and investment power with respect to such shares of Common Stock.

     (c). Other than the transactions described herein, no transactions by the Reporting Persons required to be reported by this Item have taken place in the last sixty (60) days.

     (d). Except as described in Item 5(a) and 5(b) above, no other person is known to have the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Common Stock.

     (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reachtown entered into the Stock Purchase Agreement as set forth in Item 3. The information set forth in Item 3 is incorporated by reference in this Item 6 in all respects.

Item 7.	Material to be Filed as Exhibits.

7.1	Directors and Executive Officers of the Reporting Persons.

7.2	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2005

Reachtown Limited
By:	/s/ Oleg Tscheltzoff
Name:	OLEG TSCHELTZOFF
Title:	Director

Waco Services Limited
By:	/s/ Marios Kontemeniotis
Name:	MARIOS KONTEMENIOTIS
Title:	Director

White Plains Enterprises Limited
By:	/s/ Marios Kontemeniotis
Name:	MARIOS KONTEMENIOTIS
Title:	Director

EXHIBIT INDEX

Exhibit No.

7.1	Directors and Executive Officers of the Reporting Persons

7.2	Joint Filing Agreement